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November 13, 2006

Ms. Jessica Barberich
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. Street, NE
Washington, DC 20549

Daniel Gordon
Branch Chief
United States Securities and Exchange Commission
100 F St. Street, NE
Washington, DC 20549

Re:	Sovran Self Storage, Inc Sovran Acquisition Limited Partnership Form 10-K for the year ended December 31, 2005 Filed March 13, 2006 File No. 001-13820 File No. 000-24071

Dear Ms. Barberich:

This letter is submitted in response to comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated October 31, 2006 to Sovran Self Storage, Inc. and Sovran Acquisition Limited Partnership (collectively, the "Companies") regarding the Companies' Forms 10-K for the year ended December 31, 2005.

Response to Comment No. 1:

In future filings under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Companies will file their certifications separately as exhibits, and will refer to their "annual report" and "quarterly report" as just "report," as requested.

Response to Comment No. 2:

In future filings under the Exchange Act, when preparing a statement of cash flows, the Companies will use net income (rather than net income from continuing operations) in

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reconciling to net cash flow from operating activities. In so doing, the Companies will identify cash flows from discontinued operations within each category. We have, as suggested, noted paragraph 28 of SFAS 95.

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The Companies hereby acknowledge that:

.	The Companies are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

.	The Companies may not assert staff comments as a defense in a proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Should you have any comments on the enclosed, or need further information, please feel free to telephone the undersigned at (716) 650-6116.

Sincerely yours, SOVRAN SELF STORAGE, INC. By: /s/ David Rogers David Rogers Chief Financial Officer

SOVRAN ACQUISITION LIMITED PARTNERSHIP By: /s/ David Rogers David Rogers Chief Financial Officer